

Mail Stop 3720

May 19, 2017

Suzanne D. Snapper
Chief Financial Officer
The Ensign Group, Inc.
27101 Puerta Real
Suite 450
Mission Viejo, CA 92691

>   **Re: The Ensign Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 8, 2017**
>   **File No. 001-33757**

Dear Ms. Snapper:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Item 6. Selected Financial Data
Other Non-GAAP Financial Data, page 68-70

>   We note that you exclude lease expense from EBITDAR and adjusted EBITDAR. Please explain to us why this is not a normal, recurring operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications